Exhibit 99.1

HAFNIA LIMITED: Notice of Scheme meeting regarding the redomiciliation to Singapore
Singapore, 19 August 2024
Reference is made to the stock exchange announcement made by Hafnia Limited (“Hafnia” or the “Company”, OSE ticker code: “HAFNI”, NYSE ticker code “HAFN”) on 6 August 2024 regarding the court sanctioned meeting of shareholders of the Company (the “Scheme Meeting”) for eligible shareholders to vote on the scheme of arrangement (the “Scheme”) between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981, as amended, in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the “Singapore Constitution” and the “Redomiciliation” respectively). Notice is hereby given that the Scheme Meeting will be held on Wednesday, 11 September 2024 at 5:00 pm (Bermuda time) for the eligible shareholders to vote on the Scheme.
The Scheme Meeting will be held as a physical meeting at Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton, Bermuda. Shareholders of record at the close of trading on 6 August 2024 are entitled to receive notice and to vote at the Scheme Meeting in respect of the number of shares registered in their name at the record date. Please see attached the notice of the Scheme Meeting and an explanatory statement (including the Scheme and the proposed Singapore Constitution) which have been distributed to the shareholders today.
If the Scheme is approved at the Scheme Meeting, a subsequent hearing will be held by the Supreme Court of Bermuda to sanction the Scheme. If the Scheme is sanctioned by the court, then the Scheme will become binding on the Company and its shareholders once a copy of the court order is filed with the Registrar of Companies in Bermuda.
Subject to the conditions to the Scheme being satisfied or waived pursuant to the terms of the Scheme, the Company shall effect the Redomiciliation, and the Company’s shareholders will on the effective date of the Redomiciliation continue to hold one ordinary share of the Company for each common share held prior to the Redomiciliation. Moreover, the principal attributes of the share capital of the Company will be the same before and after the Redomiciliation, and the Redomiciliation will not affect the voting rights of the Company’s shares. However, as the Company after the Redomiciliation will be a Singapore company, it will be subject to Singapore corporate law and its current bye-laws and memorandum of association will be replaced with the Singapore Constitution.
The Company’s name, Hafnia Limited, and tickers on the Oslo Stock Exchange and the New York Stock Exchange will remain the same after the Redomiciliation. The Company will have a new company registration number, a new ISIN code, and a new CUSIP number following the Redomiciliation, but it will retain the same LEI code. The Company's registered office will be the current office address in Singapore, 10 Pasir Panjang Road, #18-01, Mapletree Business City, Singapore 117438.
For further information, please contact:
Mikael Skov
CEO Hafnia Limited
+65 8533 8900
* * *
About Hafnia Limited:
Hafnia is one of the world's leading tanker owners, transporting oil, oil products and chemicals for major national and international oil companies, chemical companies, as well as trading and utility companies.
As owners and operators of around 200 vessels, we offer a fully integrated shipping platform, including technical management, commercial and chartering services, pool management, and a large-scale bunker procurement desk. Hafnia has offices in Singapore, Copenhagen, Houston, and Dubai and currently employs over 4000 employees onshore and at sea.
Hafnia is part of the BW Group, an international shipping group involved in oil and gas transportation, floating gas infrastructure, environmental technologies, and deep-water production for over 80 years.
This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.